File No. 070-09607

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    _________________________________________
                                 AMENDMENT NO. 3
                                   TO FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________________
                                    Conectiv
                         Delmarva Power & Light Company
                         Atlantic City Electric Company
                                 800 King Street
                              Wilmington, DE 19899

             (Name of companies filing this statement and addresses
                        of principal executive offices)

       __________________________________________________________________
                                    Conectiv
                                 (address above)

          (Name of top registered holding company parent of declarant)
                       __________________________________
                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)

                   (Name and addresses of agents for service)
                       __________________________________
                    The Commission also is requested to send
        copies of any communications in connection with this matter to:

John N. Estes III                            Peter F. Clark
Judith A. Center                             General Counsel
William C. Weeden                            Randall V. Griffin
Skadden, Arps, Slate, Meagher & Flom LLP     Senior Counsel
1440 New York Avenue, N.W.                   Conectiv
Washington, D.C. 20005                       (address above)

I.   DESCRIPTION OF THE PROPOSED TRANSACTION...................................1
     A.   Introduction.........................................................1
     B.   Description of the Parties ..........................................3
     C.   Description of the Peach Bottom Assets...............................4
     D.   Background on the Transaction........................................5
     E.   Benefits of the Transaction..........................................6

II.  FEES, COMMISSIONS AND EXPENSES............................................9

III. APPLICABLE STATUTORY PROVISIONS...........................................9

IV.  OTHER REGULATORY APPROVAL.................................................9

V.   PROCEDURE................................................................10

VI.  EXHIBITS AND FINANCIAL STATEMENTS........................................11
     A.   EXHIBITS............................................................11
     B.   FINANCIAL STATEMENTS................................................12

VII. INFORMATION AS TO ENVIRONMENTAL EFFECT...................................12

The Application-Declaration, as previously filed, is hereby amended as follows:

I.   DESCRIPTION OF THE PROPOSED TRANSACTION

     A.   Introduction

          This Form U-1 Application/Declaration ("Application/Declaration") seeks approvals pursuant to Section 12(d), of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 44 thereunder, relating to the sale of certain utility assets by Conectiv, to PECO Energy Company ("PECO"). Specifically, Conectiv and its subsidiaries, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE"), have proposed the joint sale of a 7.51-percent (164 MW) ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3 ("Peach Bottom") to PECO, (the "Transaction"). PECO presently owns 42.49 percent of Peach Bottom.

          In exchange for their interests in Peach Bottom that are being sold to PECO, ACE and DPL will each receive $2,550,000, plus 3.755 percent of the net book value of the Nuclear Fuel Supplies as of the Closing Date and furthermore PECO will assume various liabilities of ACE and DPL.1 The 3.755 percent of the Nuclear Fuel Supplies which would qualify as Utility Assets (as defined in the Act), as of the anticipated closing date would be worth approximately $10 million. It is estimated that the total proceeds from PECO to be shared by ACE and DPL will be approximately $25.1 million. In addition, PECO will assume essentially all of ACE and DPL's environmental and decommissioning liabilities for Peach Bottom, in proportion to the ownership share being transferred. As explained below, the Transaction is in the public interest and should be approved as soon as practicable. The parties would like to complete the Transaction as soon as possible and respectfully request Commission action by May 10, 2000.

          The sale to PECO is part of several interrelated transactions, whereby PECO and a non-utility affiliate of Public Service Electric and Gas Company ("PSE&G") agreed to buy the interests of ACE and DPL in the various jointly

---------------

1 Nuclear Fuel Supplies include the nuclear fuel assemblies in the reactor core, natural uranium, converted uranium, enriched uranium and any other form of any thereof, under contract or in inventory, and located at or in transit to the Peach Bottom Station, as well as all nuclear fuel constituents in all stages of the fuel cycle that are in the process of production, conversion, enrichment or fabrication.

owned nuclear plants ("Nuclear Assets").2 PECO will be purchasing a combined 7.51-percent ownership interest in Peach Bottom from ACE and DPL. The PSE&G affiliate, PSEG Nuclear L.L.C. ("PSEG Nuclear"), also will be buying a combined 7.51-percent ownership interest in Peach Bottom from ACE and DPL.3 In addition, PSEG Nuclear will be buying, in transactions that are separate from any transaction for which this Application seeks approval, the additional minority ownership interests in other nuclear plants. In each of the PSEG Nuclear

---------------

2 ACE and DPL each own a minority ownership share in Salem Units 1 & 2, Salem Peaking Unit, and Peach Bottom Units 2 and 3. Furthermore ACE is selling its minority ownership share in Hope Creek Unit 1. Conectiv is conveying all of their interests in the nuclear plants through a series of purchase agreements dated as of September 27, 1999, which included agreements: by and between ACE and PSEG Power LLC (relating to the Salem Station); by and between DPL and PSEG Power LLC (relating to Salem Station); by and between ACE and PSEG Power LLC (relating to Hope Creek Station); by and among ACE, PECO Energy Company and PSEG Power LLC (relating to Peach Bottom Station); by and among DPL, PECO Energy Company and PSEG Power LLC (relating to Peach Bottom Station). The sales include the nuclear generating units themselves, the nuclear decommissioning trust fund balances, nuclear fuel, and the associated interests in land and other equipment, including the small turbine at Salem that is primarily used for start-up and on-site power needs.

3 Public Service Enterprise Group Incorporated (PSEG) is an exempt public utility holding company. PSEG has two principal direct wholly-owned subsidiaries: PSE&G and PSEG Energy Holdings Inc. PSE&G, a New Jersey corporation, is an operating public utility company engaged principally in the generation, transmission, distribution and sale of electric energy service and in the transmission, distribution and sale of gas service in New Jersey. PSE&G supplies electric and gas service in areas of New Jersey in which approximately 5.5 million people, about 70% of the State's population, reside. PSEG Power LLC ("PSEG Power") is a wholesale electric generation and trading company operating in the Northeastern United States. PSEG Power is a wholly owned subsidiary of Public Service Enterprise Group that ACE and DPL expect will own all of the shares of PSEG Nuclear, PSEG Fossil LLC and PSEG Energy Resources & Trade LLC. It is ACE and DPL's understanding that at or before closing, PSEG Power will designate its subsidiary, PSEG Nuclear, as the party which will actually receive the ownership interests at closing. It is also ACE and DPL's understanding that PSEG Nuclear ultimately will own all of PSE&G's nuclear facilities and will operate those nuclear facilities for which PSE&G is currently the operator (PSE&G may continue as operator for an interim period). PSEG Nuclear will engage only in wholesale sales of electric power.

transactions, however, the buyer is an exempt wholesale generator ("EWG"). Therefore, no Commission approval is required for those transactions under
Section 32 of the Act. In contrast, PECO is buying an ownership interest in Peach Bottom, not through an EWG, but as an operating public utility. Commission approval under Section 12(d) of the Act therefore is required for the sale to PECO.

          The New Jersey Board of Public Utilities ("NJBPU") must approve the sale of ACE's interest in Peach Bottom. The Pennsylvania Public Utility Commission ("PaPUC") must approve the sale by ACE and DPL, and purchase by PECO, of the Peach Bottom interests. The Virginia State Corporation Commission ("VSCC") will review the proposed sale of Delmarva interests in the context of its overall review of DPL's plan for the functional separation of generation assets from transmission and distribution assets. Furthermore, pursuant to
Section 32 of the Act, all four of the state commissions that regulate ACE and DPL - the NJBPU, Delaware Public Service Commission ("DPSC"), the Maryland Public Service Commission ("MPSC"), and the VSCC - will be addressing the related transactions in which an EWG owned by PSE&G will be buying interests in this and other nuclear plants from ACE and DPL. The state commissions therefore will be well informed regarding the proposed Peach Bottom transaction.

     B.   Description of the Parties

          On March 1, 1998, Conectiv became a registered holding company under the Act. Conectiv has two operating public utility subsidiaries: ACE and DPL. ACE is a New Jersey corporation that distributes and sells electricity at retail in southern New Jersey. ACE's retail service is regulated by the NJBPU. DPL is a Delaware and Virginia corporation that distributes and sells electricity at retail in portions of Delaware, Maryland and Virginia, and gas at retail in New Castle County, Delaware. DPL's retail service is regulated by the DPSC, MPSC, and the VSCC.

          In addition, because of their ownership interest in Peach Bottom, both ACE and DPL are subject to minimal regulation by the PaPUC. The PaPUC does not regulate the electric rates of either ACE or DPL. Neither ACE nor DPL have any retail utility customers in Pennsylvania, receive any gross operating revenue for service rendered under a tariff filed with the PaPUC for intrastate service within Pennsylvania, or operate any public utility facilities within Pennsylvania. The PaPUC regulates ACE and DPL solely as holders of certificates of public convenience and necessity regarding their partial interests in the Peach Bottom plant, as well as certain other Pennsylvania generation assets.

          The Federal Energy Regulatory Commission ("FERC") also has regulatory authority over the wholesale sales and transmission activities of DPL and ACE. Excluding off-system sales not subject to price regulation, the percentage of electric and gas utility operating revenues regulated by each regulatory commission, for the year ended December 31, 1998, was as follows: NJBPU, 41.8%; DPSC, 38.9%; MPSC, 14.5%; VSCC, 1.4%; and FERC, 3.4%.

          Conectiv's total generation capacity is approximately 6,035 MW as of December 31, 1998. The partial ownership interests in Peach Bottom being sold to PECO provides approximately 2.7% of this capacity. DPL's and ACE's ownership interests in the Nuclear Assets provided approximately 12% of Conectiv's total installed capacity as of December 31, 1998. In 1998, kilowatt-hour output for load from the jointly-owned Nuclear Assets provided 21% of the electricity used by Conectiv's retail customers.

          PECO is an electric and gas utility serving 1.5 million electric customers in the five-county Philadelphia area and 400,000 natural gas customers in four suburban counties.4 It is one of the nation's largest nuclear utility operators, producing more than 33 billion kilowatt-hours of electricity in 1998 at its Limerick and Peach Bottom generating stations.

     C.   Description of the Peach Bottom Assets

          The Peach Bottom nuclear power plant is located in York County, Pennsylvania and has a summer capacity of 2,186 MW. ACE and DPL acquired their interest in Peach Bottom on November 24, 1971, and they each own 164 MW, or 7.51 percent, of the plant. Conectiv as a whole therefore owns 328 MW, or 15.02 percent, half of which is being sold to PECO. The other co-owners of Peach Bottom, PECO and PSE&G, each own approximately 42.49% of the facility.

---------------

4 PECO is a section 3(a)(2) exempt holding company. PECO has three utility subsidiaries, one of which PECO Energy Power Company is a registered holding company solely by virtue of its ownership of Susquehanna Power Company ("Susquehanna"), an electric utility company that operates in two states; a section 3(a)(1) exemption is not available to PECO Energy Power Company because its operations are spread over two states. Susquehanna was incorporated in Maryland while PECO Energy Power Company was incorporated in Pennsylvania and owns Susquehanna. The sole function of PECO Energy Power Company and its single electric public-utility subsidiary, Susquehanna, is to hold joint title to the Conowingo Hydro-Electric Project of Maryland and Pennsylvania.

          The following chart sets forth the original acquisition value and the book value of ACE and DPL's interest in Peach Bottom before and after the write-down.5

                          Value of Peach Bottom Assets

--------------------------------- -------------------------- ------------------ ----------------------

            Company                       Plant in              Actual Book           Pro Forma
                                  Service Value ($)6            Value As Of         Without Third
                                                               December 31,      Quarter Write Down
                                                             1999 ($)7          in Book Value($)8
--------------------------------- -------------------------- ------------------ ----------------------

Delmarva Power & Light Company    49,513,500                 4,689,000          80,496,900
(DPL)

Atlantic City Electricity         47,400,500                 4,705,000          72,413,700
Company (ACE)

Total Conectiv                    96,914,000                 9,394,000          152,910,600
--------------------------------- -------------------------- ------------------ ----------------------

---------------

5 The net book value of Peach Bottom and other plant-related assets including inventories were written down to their estimated fair market value (net of estimated selling costs) due to impairment. The write-down took place in the third quarter of 1999. The extraordinary charge related to impaired assets was determined in accordance with Statements of Financial Accounting Standards ("SFAS") No. 121. The extraordinary charge was decreased by the regulatory asset established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.

6 This reflects the value recorded in 1974 on DPL and ACE's financial statements for their respective ownership interest in Peach Bottom, as of the in-service date of the facility.

7 This represents the 12/31/99 net book value per each Company's financial statements which reflects a third quarter 1999 write-down to net realizable value based on the purchase agreements of sale entered into that same quarter. These agreements are attached hereto as Exhibit B-1 and Exhibit B-2 respectively.

8 This is a pro forma amount representing the net book value prior to the third quarter 1999 write-down. This net book value prior to the third quarter 1999 write-down is greater than the Plant in Service Value due to several capital projects that have been undertaken since the Plant was put in service.

     D.   Background on the Transaction

          As the Commission is well aware, the electric utility industry is in the midst of a fundamental restructuring at both the federal and state levels. The states in which Conectiv operates have been part of this effort. In particular, New Jersey began retail choice on August 1, 1999. Delaware began phasing in retail choice on October 1, 1999. Maryland is scheduled to begin retail choice on July 1, 2000. Virginia will begin phasing in retail choice on January 1, 2002.

          In light of these state utility restructuring initiatives, and the evolving competitive marketplace, Conectiv made the strategic decision to divest a substantial portion of its baseload generation assets, including its partial ownership in Peach Bottom. Towards this end, ACE and DPL commenced the process of auctioning their relatively small minority interests in these generation assets during the early part of 1999. The companies envisioned two parallel auctions - one involving the fossil plants, and the other involving nuclear plants. The fossil auction has concluded; purchase agreements were signed with the winning bidder on January 18, 2000. The closing process has commenced. This Application relates to the sale of the nuclear plant.

          As a threshold matter, ACE and DPL's minority interests in the Nuclear Assets are subject to certain conditions contained in certain agreements among the co-owners. Pursuant to these agreements, ACE and DPL have the right to transfer their interests in the co-owned Nuclear Assets to non-co-owners, subject to a right of first refusal by each of the co-owners. Because of this right, and because PECO and PSE&G already owned interests in the Nuclear Assets and were familiar with those units, PECO and PSE&G were the most logical buyers for ACE and DPL's minority interests.

          Notwithstanding this, the sale process for the nuclear power plants initially took the form of an auction to meet the requirements imposed upon ACE by the NJBPU. Standards for the auction were approved orally by the NJBPU at a meeting on September 17, 1999, followed by a written order dated January 4, 2000. While DPL was not subject to regulation of NJBPU, it nevertheless adopted the same standards for the sale of its interest in Peach Bottom.

          On August 30, 1999, before Conectiv began opening and evaluating any bids, PECO and PSE&G submitted a comprehensive proposal to purchase ACE and DPL's interests in the Nuclear Assets. Specifically, PSEG Power offered to acquire the combined ACE/DPL interests in Salem and also offered to purchase ACE's interest in Hope Creek. PSEG Power and PECO each offered to purchase one-half of the interests that ACE and DPL held in Peach Bottom.

          As a result of its analysis of the proposal, as well as an evaluation of the prices, terms and conditions of recent comparable nuclear asset sales, Conectiv postponed the auction and began negotiating with PECO and PSE&G regarding the terms of an acquisition of the Peach Bottom interests. On September 27, 1999, Conectiv reached agreement with PECO and PSE&G regarding the terms governing the Transaction, cancelled the auction and entered into purchase agreements between ACE and PECO and between DPL and PECO. These agreements are attached hereto as Exhibit B-1 and Exhibit B-2 respectively.

          ACE has sought approval from the NJBPU for the sale of its interests to PECO and PSE&G, including approval of the process used to effect the sale.

     E.   Benefits of the Transaction

          The Transaction should be approved because it is the result of arm's-length negotiations and is in the public interest. Conectiv explored potential avenues for disposing of the Peach Bottom ownership interests, including conducting the initial stages of an auction. Conectiv concluded that the terms offered by PECO were superior to what it was likely to achieve at auction and negotiated those terms on an arm's-length basis in order to maximize benefits for all of Conectiv's stakeholders.

          Based upon the advice of a consulting firm hired to advise the company (which included the delivery of a fairness opinion to Conectiv's board of directors), who have reviewed several nuclear divestiture sales over the past five years, management concluded that the Transaction presents both shareholders and consumers with virtually unique benefits, in comparison to other nuclear divestitures:

o Conectiv will avoid substantially all liability for the nuclear decommissioning of Peach Bottom. In addition to removing its exposure to the risk of future decommissioning costs, the Transaction will enable Conectiv to avoid additional funding of the nuclear decommissioning trusts which otherwise would likely have been required in a sale to a non-co-owner.

o Conectiv's long-term exposure to the risk of potentially costly environmental clean-up liability is minimized because PECO and PSE&G will assume essentially all environmental liabilities associated with the Nuclear Assets.9

---------------

9 Conectiv will continue to assume liability for pre-closing offsite environmental risks associated with the Nuclear Assets, though none have been identified at this time.

o Conectiv was not required by PECO to agree to any above-market purchased power contracts. Such contracts have been required in certain nuclear divestitures. Avoiding this burden directly benefits customers, because it is the customers who would ultimately bear any increased costs.

o ACE, consistent with New Jersey state law, will apply the proceeds it receives from the sale of the Nuclear Assets to partially offset stranded costs it will recover from its retail customers in New Jersey.10

          In addition to these specific advantages, the Transaction offers substantive overall long-term benefits for Conectiv, adding new financial strength and decreasing exposure to risk. As a result, Conectiv will be well-positioned to compete in the energy marketplace. By selling approximately 708 megawatts of nuclear generation, Conectiv expects to raise cash for internal uses, including debt repayment and new investments that more closely conform with Conectiv's competitive strategy. Conectiv intends to retain certain generation plants that it considers to be strategic to its energy business and necessary to assure reliability for its customers as electricity markets become more competitive.

          In sum, the Transaction plainly benefits the interests that the Act was designed to protect. It therefore should be approved as soon as practicable. The parties would like to complete the Transaction as soon as possible, and respectfully request Commission action by April 14, 2000.

     F.   Discussion of Rules 53 and 54

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings

---------------

10 The Transaction should not affect DPL's retail rates. Retail rates in Delaware and Maryland are frozen for three to four years. The VSCC retains jurisdiction over DPL's retail rates in Virginia. DPL will use the proceeds for various activities consistent with its corporate strategy.

of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

          Conectiv complies with Rule 53(a)(1) for the reason that its aggregate investment in EWGs and FUCOs does not exceed 50% of Conectiv's retained earnings for the four most recent quarterly periods set forth on Conectiv's Form 10-K or Form 10-Q. Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). The books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"). The financial statements also will be prepared according to GAAP. In addition, Conectiv undertakes to provide the Commission access to such books and records and financial statements as the Commission may request. Conectiv is in compliance with Rule 53(a)(3) which requires that no more than two percent of the employees of Conectiv's domestic public-utility companies render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System.

          Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv holding company system. Rule 53(a)(4) correspondingly will be satisfied. None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable. Rule 53(d) also does not apply.

II.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed Transaction are estimated as follows:

       Fees of Conectiv                                         $ 0
       Fees of outside counsel............                      $ 55,000
       Miscellaneous expenses                                   $ 0
       TOTAL..............................                      $ 55,000

* to be filed by amendment.

III. APPLICABLE STATUTORY PROVISIONS

          The properties are utility assets within the meaning of the definition in Section 2(a)(18) of the Act. Section 12(d) of the Act and Rule 44 under the Act apply to the sale of the Peach Bottom interest in the ownership of electric generating assets.

          If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited herein above, such authorization, approval or exemption is hereby requested.

IV.  OTHER REGULATORY APPROVAL

          The Transaction is subject to approval by other federal and state agencies. On or about December 14, 1999, Conectiv filed a Pre-merger

Notification and Report Form with the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). On January 4, 2000, Conectiv received early termination of the applicable waiting period under the HSR Act. Termination was effective as of the phone call received on that date. A copy of the application and written confirmation of the termination are attached as exhibits.

          Both the Nuclear Regulatory Commission and the FERC have approved the Transaction. In addition, the PaPUC has approved the purchase by PECO of interests of ACE and DPL. The NJBPU must approve the sale of ACE's interest in Peach Bottom. The VSCC must review the Transaction in the broader context of considering an overall plan for the functional separation of generation, transmission and distribution activities. Copies of all of these applications and orders for all but the NJBPU and VSCC are attached as exhibits.

V.   PROCEDURE

          Conectiv requests that the Commission issue and publish, not later than April 14, 2000, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration. Conectiv further requests that such notice specify a date no later than May 10, 2000 as the date after which the Commission may issue an order approving the transaction addressed herein.

          Conectiv (1) waives a recommended decision by a hearing officer or other responsible officer of the Commission; (2) consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and (3) requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

VI.  EXHIBITS AND FINANCIAL STATEMENTS

     A.   EXHIBITS                                                           Tab

A-1  Not Applicable

B-1 Purchase Agreement By And Among Atlantic City Electric Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27,
     1999.......................................................................

B-2 Purchase Agreement By And Among Delmarva Power & Light Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27,
     1999.......................................................................

C-1  Not Applicable.............................................................

D-1  NJ State Application.......................................................

D-2  NJ State Order (to be filed by amendment)..................................

D-3  PA State Application.......................................................

D-4  PA State Order.............................................................

D-5  VA State Application.......................................................

D-6  VA State Order (to be filed by amendment)..................................

D-7  FERC Application...........................................................

D-8  FERC Order.................................................................

D-9  NRC Application............................................................

D-10 NRC Order..................................................................

D-11 FTC Hart-Scott-Rodino Application..........................................

D-12 FTC Hart-Scott-Rodino Approval.............................................

E-1  Not Applicable.............................................................

F-1  Opinion of Counsel (to be filed by amendment)..............................

G-1  Not Applicable.............................................................

H-1  Not Applicable.............................................................

I-1  Proposed Form of Notice....................................................

     B.   FINANCIAL STATEMENTS

FS-1 Delmarva Power & Light Company Pro Forma Consolidated Statements of
     Income.....................................................................

FS-2 Delmarva Power & Light Company Pro Forma Consolidated Balance Sheets
     (Exhibit FS-3 to Conectiv's Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File no. 070-09655, and incorporated herein by reference).................................................................

FS-3 Atlantic City Electric Company Pro Forma Consolidated Statements of
     Income.....................................................................

FS-4 Atlantic City Electric Company Pro Forma Consolidated Balance Sheets
     (Exhibit FS-5 to Conectiv's Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File no. 070-09655, and incorporated herein by reference)................................................................

FS-5 Conectiv Pro Forma Consolidated Statements of Income......................

FS-6 Conectiv Pro Forma Consolidated Balance Sheets (Exhibit FS-1 to Conectiv's
     Form U-1 Declaration under The Public Utility Holding Company Act of 1935,
     File no. 070-09655, and incorporated herein by reference)..................

FS-7 Conectiv Consolidated Financial Data Schedule (include in electronic submission only) (Exhibit FS-4 to Conectiv's Post-Effective Amendment No.
     7 to Form U-1 Declaration under The Public Utility Holding Company Act of
     1935, File no. 070-09095, and incorporated herein by reference)............

FS-8 Notes to Financial Statements..............................................

          There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

VII. INFORMATION AS TO ENVIRONMENTAL EFFECT

          The proposed transactions do not involve major federal action having a significant effect on the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the transaction.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

          Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application/Declaration to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 24, 2000

                                            Conectiv



                                            _____________________________
                                            By:  /s/ Name
                                            Title:


                                            Delmarva Power & Light Company



                                            _____________________________
                                            By:  /s/ Name
                                            Title:


Atlantic City Electric Company



                                            _____________________________
                                            By:  /s/ Name
                                            Title:

EXHIBIT I-1

                       SECURITIES AND EXCHANGE COMMISSION

          Conectiv, a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act") located at 800 King Street, Wilmington, DE 19899, and its subsidiaries has filed an Application-Declaration under Sections 12(d) and Rule 44 of the Act.

          Conectiv and its subsidiaries Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE") have proposed the joint sale of a
7.51 percent (164 MW) ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3 ("Peach Bottom") to PECO Energy Company ("PECO"). PECO presently owns approximately a 42.49 percent interest in Peach Bottom. In exchange for their interests that are being sold to PECO in Peach Bottom, ACE and DPL will each receive $2,550,000, plus 3.755 percent of the net book value of the Nuclear Fuel Supplies as of the Closing Date. The estimated proceeds from this transaction are expected to be approximately $25.1 million.

          The Application-Declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by February 29, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Applicant-Declarant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the Application-Declaration, as filed or as it may be amended, may be permitted to become effective.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                    Jonathan G. Katz

                                    Secretary